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June 20, 2018

Via EDGAR and E-mail

Perry J. Hindin,

Special Counsel,

United States Securities and Exchange Commission,

Office of Mergers & Acquisitions,

100 F Street, N.E.,

Washington, D.C. 20549.

Re:	GGP Inc.
Schedule 13E-3 Amendment No. 1
Filed June 11, 2018 by GGP Inc. et. al
File No. 005-85755

GGP Inc. and Brookfield Property Partners L.P.
Registration Statement on Form S-4/F-4 Amendment No. 1
Filed June 11, 2018
File Nos. 333-224593/224594

Dear Mr. Hindin:

On behalf of GGP Inc. (“GGP”) and Brookfield Property Partners L.P. (“BPY”), set forth below are responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter, dated June 15, 2018, with respect to the above referenced Schedule 13E-3 Amendment No. 1, filed with the Commission on June 11, 2018 (the “Schedule 13E-3 Amendment No. 1”), and the above referenced joint registration statement on a combined Form S-4/F-4 Amendment No. 1, filed with the Commission on June 11, 2018 (such joint registration statement, the “Registration Statement Amendment No. 1”).

GGP and BPY are preparing to file via EDGAR Amendment No. 2 to the Schedule 13E-3 (“Schedule 13E-3 Amendment No. 2”) and Amendment No. 2 to the Registration Statement on a combined Form S-4/F-4 (“Registration Statement Amendment No. 2”), which will reflect GGP’s and BPY’s responses to the comments received by the Staff and certain updated information.

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For convenience, the text of the Staff’s comments is set forth in italics below, followed by a response to each comment. Terms used but not otherwise defined herein that are defined in the Schedule 13E-3 Amendment No. 1 or Registration Statement Amendment No. 1, have the meanings ascribed to them in the Schedule 13E-3 Amendment No. 1 or Registration Statement Amendment No. 1, as applicable. The responses and information described below are based upon information provided to us by GGP and BPY (collectively, the “Companies”).

Registration Statement on Form S-4

General

1.	We continue to evaluate your response to our prior comment 2 and we may have further comments.

Response to Comment No. 1:

The Companies acknowledge that the Staff is continuing to evaluate the Companies’ response and await the Staff’s determination.

Notice of Special Meeting of Stockholders

2.	We note your response to prior comment 4 and note the registrants have unbundled original proposals 2 and 3 into 4 separate proposals. Please advise why the registrants believe that new proposals 2, 3, 4 and 5 are consistent with the requirements of Exchange Act Rule 14a-4(a)(3) and the guidance set forth in Question 101.02 of the Compliance and Disclosure Interpretations (Regarding Unbundling under Rule 14a-4(a)(3) Generally) (updated 1/24/14) and Question 201.01 of the Compliance and Disclosure Interpretations (Regarding Unbundling under Rule 14a-4(a)(3) in the M&A Context) (updated 10/27/15). For example, but without limitation, please advise why current proposal 2, relating to the items that follow, does not either contain separate material matters that substantively affect shareholder rights or, at a minimum, contain matters on which shareholders could reasonably be expected to wish to express a view separate from their views on the other charter amendments that are part of this proposal:

•	the authorization of the issuance and establishment of rights, powers and preferences of 3 classes of stock;

•	the removal of stockholders’ ability to prohibit the board from amending bylaws that were amended by the stockholders;

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•	the permission for holders of two of the newly created classes of stock to take action by consent in lieu of a stockholder meeting;

•	exclusive forum;

•	the elimination of provisions that would prohibit GGP/BPR from issuing any class of non-voting equity securities under certain circumstances; and

•	amendments to the terms of GGP’s pre-existing series A preferred stock to preserve the conversion right of such stock under its current terms.

Please address these points with respect to the matters found in proposals 3, 4 and 5 as well.

Response to Comment No. 2:

The Companies note the Staff’s comment and advise the Staff that the Companies plan to revise the proposals in response to the Staff’s comment such that the noted proposals read substantially as set forth below. Below each of the respective items in the noted proposals, the Companies have inserted in bold type their rationale for not unbundling such items.

Proposal 2: a proposal to approve amending the GGP certificate of incorporation to authorize new classes of capital stock and implement other ancillary amendments. The certificate of incorporation, as amended by this proposal and proposals 3, 4 and 5 which we refer to as the amended charter, would

(i)	authorize the issuance of and establish the rights, powers, preferences, privileges, restrictions and other matters relating to class A stock, class B stock and class C stock;

(ii)	permit the holders of class B stock and class C stock to take action by consent in lieu of a stockholder meeting on matters that only the holders of class B stock or class C stock (and/or both classes) are entitled to vote on;

Item (ii) of this proposal 2 would permit the holders of class B stock and class C stock to act by consent (without a stockholder meeting), but only on matters that the holders of class B stock and class C stock possess the exclusive right to vote on. The consent right, therefore, is directly tied to the exclusive voting rights of the class B stock and class C stock authorized by this proposal 2. Article IV and Article XII of the current GGP charter together permit the GGP board to

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unilaterally create and issue preferred stock that entitles its holders to act by consent without a stockholder meeting. The current provisions of Article XII demonstrate that the common stockholders do not possess a right to preclude other stockholders from acting by consent. Accordingly, the Companies respectively submit that these exclusive voting rights should be deemed immaterial.

(iii)	amend the forum selection provision of Article XI to require certain actions against stockholders of BPR to be brought exclusively in the Court of Chancery of the State of Delaware, and to expressly permit BPR to waive the forum selection provision with respect to certain proceedings;

The current GGP charter already includes a forum selection provision. The amendment subject to this item (iii) of proposal 2 would simply clarify that BPR may waive the application of the forum selection provision in specific instances in the future. Any decision to do so would need to be made by the BPR board (or an authorized officer), and that decision must be made in accordance with the fiduciary duties that the directors (or authorized officer) owe to BPR and its stockholders. The amendment would also extend the exclusive forum provision to cover claims for breach of fiduciary duty asserted against stockholders of BPR. Under Delaware law and the current GGP charter, the GGP board could have unilaterally amended the GGP bylaws, without stockholder approval, to insert a forum selection provision governing claims against stockholders of BPR (see Article V of the current GGP charter (permitting the GGP board to enact bylaw amendments) and Section 115 of the Delaware General Corporation Law (the “DGCL”) (permitting forum selection provisions to be inserted in corporate bylaws)).

(iv)	eliminate provisions that currently prohibit GGP and would otherwise prohibit BPR from issuing any class of non-voting equity securities under certain circumstances;

Item (iv) of this proposal 2 would eliminate the current prohibition on issuing non-voting equity securities. GGP inserted this provision into its charter when GGP emerged from bankruptcy. By its terms, the current provisions that prohibit issuing non-voting equity securities are effective only so long as Section 1123(a)(6) of Title 11 of the United States Code is applicable to GGP. Section 1123(a)(6) is no longer applicable to GGP, and therefore this amendment would only delete a provision that is already inoperative.

(v)	change the name of GGP to Brookfield Property REIT Inc.;

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Under Delaware law, this amendment could be effected unilaterally by the GGP board, without stockholder approval (see Section 242(b)(1) of the DGCL).

(vi)	amend the terms of GGP’s pre-existing series A preferred stock to preserve the conversion right of such stock under its current terms, including among other things, to provide that the new series A preferred stock is convertible into either class A stock or class C stock in certain circumstances; and

The amendment subject to this item (vi) of proposal 2 would provide that a holder of series A preferred stock may convert its shares into either class A stock or class C stock following a change of control event. Under Article IV of the current GGP charter, the GGP board is authorized to unilaterally create and issue new preferred stock that may be convertible into “any shares of any other class or series, or any other security, of the Corporation.” Accordingly, the Companies respectfully submit that conferring conversion rights of any kind on a series of preferred stock of GGP should be deemed immaterial. The Companies believe this is particularly true in this case. The holders of series A preferred stock are currently convertible into common stock. Holders of common stock may receive class A stock as a result of the Transactions. The proposed amendment merely preserves the conversion rights of the series A preferred stock in relation to the capital stock that the common stockholders will receive in the Transactions. Following this amendment, holders of series A preferred stock will also have the option of converting their preferred stock into class C stock (instead of converting into class A stock). Accordingly, the change in conversion terms is consistent with the current substantive rights of the series A preferred stock.

(vii)	otherwise amend the GGP certificate of incorporation to read as set forth on Annex B attached to this joint proxy statement/prospectus, except for the amendments set forth in proposal 3, proposal 4 and proposal 5. A vote in favor of this proposal will be deemed to constitute approval of the filing of a restated certificate of incorporation enacting the amendments set forth in this proposal;

Proposal 3: a proposal to approve amending the GGP certificate of incorporation to remove the ability of stockholders to prohibit the board of directors of BPR, which we refer to as the BPR board, from further amending the bylaws that were amended by such stockholders. A vote in favor of this proposal will be deemed to constitute approval of the filing of a restated certificate of incorporation enacting the amendment set forth in this proposal;

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Proposal 4: a proposal to approve amending the GGP certificate of incorporation to increase the number of stockholder votes required to amend or repeal the bylaws from the current voting requirement to 66-2/3% of the voting power of the capital stock entitled to vote, unless the BPR board recommends that stockholders approve such amendment or repeal. A vote in favor of this proposal will be deemed to constitute approval of the filing of a restated certificate of incorporation enacting the amendment set forth in this proposal;

Proposal 5: a proposal to approve amending the GGP certificate of incorporation to increase the number of stockholder votes required to remove a director (either with or without cause) from a majority to 66-2/3% of the voting power of the capital stock entitled to vote. A vote in favor of this proposal will be deemed to constitute approval of the filing of a restated certificate of incorporation enacting the amendment set forth in this proposal;

Proposal 6: a proposal to approve amending the GGP bylaws to include a provision requiring BPR to include in its proxy statements and proxy cards director candidates selected by a BPY affiliate. A vote in favor of this proposal will be deemed to constitute approval of restated bylaws enacting the amendment set forth in this proposal;

Proposal 7: a proposal to approve amending the GGP bylaws to eliminate the stockholders’ power to call special meetings and to implement other ancillary amendments. As amended, the amended bylaws would

(i)	remove the ability of stockholders to call special meetings of stockholders;

(ii)	insert in the BPR bylaws the same provisions that will appear in the charter amendments to provide that the number of stockholder votes required to amend or repeal the bylaws will be 66-2/3% of the voting power of the capital stock entitled to vote, unless the BPR board recommends that the stockholders approve such amendment or repeal;

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Item (ii) of proposal 7 would only insert into the amended bylaws the same provision that proposal 4 would insert into the amended charter. These provisions relate to the stockholder vote required to amend the bylaws. If proposal 4 is adopted, then GGP is required to amend the bylaws to enact item (ii) of proposal 7, because otherwise the bylaws would contradict the charter. Under Delaware law, the bylaws may not contain any provision contrary to the charter (see Section 109(b) of the DGCL).

(iii)	eliminate the requirement that the BPR board appoint a lead director when the chairman of the BPR board is a current or former executive officer of BPR or is not otherwise an independent director, and instead provide that a lead director may be selected by the independent directors (with “independent director” having the meaning given in the listing standards of the principal stock exchange on which BPR’s stock is listed); and

Item (iii) of proposal 7 could be effected unilaterally by the GGP board, without the approval of stockholders (see Article V of the current GGP charter).

(iv)	otherwise amend the GGP bylaws to read as set forth in Annex C attached to this joint proxy statement/prospectus, except for the amendment set forth in proposal 6. A vote in favor of this proposal will be deemed to constitute approval of restated bylaws enacting the amendments set forth in this proposal;

It should also be noted that if GGP were directed to further unbundle the noted items in each proposal, the total number of proposals presented to stockholders in connection with the Transactions could exceed 15 proposals, which would require a multiple-page proxy card. We respectfully note that such a large number of proposals, all but one of which are contingent upon each other, could lead to confusion and errors on the part of stockholders and would appear to offset any potential benefit of further unbundling the noted items for such stockholders.

Perry J. Hindin

We trust that the foregoing and the proposed revisions to be set forth in Schedule 13E-3 Amendment No. 2 or Registration Statement Amendment No. 2 are responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 558-4312 or by email at downesr@sullcrom.com.

Very truly yours,

/s/ Robert W. Downes

cc:	Sonia Barros

Sandra Hunter Berkheimer

(Securities and Exchange Commission)

Rosemary G. Feit

(GGP Inc.)

Bryan K. Davis

(Brookfield Property Group LLC)

Joseph C. Shenker

Brian E. Hamilton

(Sullivan & Cromwell LLP)

Alan Klein

(Simpson Thacher & Bartlett LLP)

Michael J. Aiello

Matthew J. Gilroy

(Weil, Gotshal & Manges LLP)

Gilbert G. Menna

Mark S. Opper

David H. Roberts

(Goodwin Procter LLP)

Karrin Powys-Lybbe

Mile T. Kurta

(Torys LLP)